                                                                   EXHIBIT 99(D)


                                OPTION AGREEMENT

        Agreement dated March 19, 1997, among Dr. J.W. Stucki, Dr. J. Jones and Dr. J. Nelson and other shareholders who elect to participate (the "Grantors") and Wingate Financial Associates, L.L.C. (the "Optionee").

        1. GRANT OF OPTION. FOR VALUE RECEIVED, the undersigned Grantors hereby grant to Optionee the right and option to purchase all or a part of an aggregate of 2,000,000 shares of the Common Stock, par value $0.001 per share of American HealthChoice, Inc., a New York corporation.

        2. OPTION PRICE. The exercise price of the options granted hereby shall be $2.75 per share, subject to adjustment as defined below.

        3. OPTION TERM. The options granted hereby shall be from April 1, 1997 to October 1, 1998 (the "Term").

        4. OPTION TO SELL. The Grantors shall have the right and option to sell to the Optionee the following number of shares subject to this Agreement, and Optionee agrees to purchase such shares, during the Term, if the market price per share (subject to adjustment as described below) shall equal or exceed the following price averaged over five consecutive trading days during the times specified. Such shares are expressed on a cumulative basis and include all 2,000,000 shares subject to this Agreement. The Grantors will have the right to put the stock to the Optionee as set forth below, if within the 18 month period but at no time during the option period shall the Grantors ever receive more than $2.75 per share. Upon notice by any Grantor, the Optionee shall have ten
(10) business days to exercise the option or Optionee will lose those rights for the corresponding shares and said shares will no longer be subject to this Option Agreement.

                                      After the following
                                      Number of days                 Number of Shares that
Stock Price Equals or Exceeds         After Closing                 may be sold to Optionee
-----------------------------         -------------                 -----------------------
         $5.00                               30                            300,000
          5.50                               90                            300,000
          6.00                               120                           300,000
          6.50                               180                           300,000
          7.00                               240                           300,000
          7.00                               300                           500,000

        5. ADJUSTMENTS. The amounts of options and shares subject to issuance upon exercise of options shall be adjusted for any stock split, stock dividend or recapitalization of the Company's common stock.

        6. LIMITATION OF RIGHTS. The Optionee shall have no rights as a stockholder with respect to the Shares covered by the Option until the Optionee shall become the holder of record of such shares.

        7. ESCROW. The shares subject to the options created hereby shall be held in escrow with a mutually agreeable escrow agent pursuant to an escrow agreement to be agreed to within 30 days hereof.

        8. MISCELLANEOUS.

        (a) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, oral and written, among the parties with respect to the subject matter hereof, and the parties are not bound by any agreements, understandings, or conditions other than as expressly set forth herein.

        (b) ASSIGNMENT AND BINDING EFFECT. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto.

        (c) WAIVERS. The failure of any party to act to enforce rights hereunder shall not be deemed a waiver and shall not preclude enforcement of any rights hereunder. No waiver of any term or provision of this Agreement on the part of a party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

        (d) GOVERNING LAW. This Agreement shall be governed by, interpreted, and enforced in accordance with the laws of the State of Texas, without regard to the principles of conflicts of laws.

        (e) NO BENEFIT TO OTHERS. The representations, warranties, covenants, and agreements contained in this Agreement are for the sole benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators, and legal representatives, and shall not be construed as conferring and are not intended to confer any rights on any other persons.

        (f) INVALID PROVISIONS. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable. This Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

        (g) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, all of which together shall constitute one and the same instrument. Facsimile signatures shall be deemed to be original signatures of all purposes.


        EXECUTED the date first above written.



                                       /s/ J. W. Stucki
                                       -----------------------------------------
                                           Dr. J.W. Stucki


                                       /s/ Dr. J. Jones
                                       -----------------------------------------
                                           Dr. J. Jones


                                       /s/ Dr. J. Nelson
                                       -----------------------------------------
                                           Dr. J. Nelson

                                       WINGATE FINANCIAL ASSOCIATES, L.L.C.



                                           By: Mandel Sherman
                                               ---------------------------------
                                           Its: General Manager